LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

July 21, 2005

Securities and Exchange Com
Division of Corporation Finan
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Releases of July 21, 2005

- **Legacy Hotels Real Estate Investment Trust reports second quarter results**

- **Legacy Hotels Real Estate Investment Trust Reports Per Unit Funds From Operations Correction**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE 416 874-2600 FAX 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

Legacy Hotels Real Estate Investment Trust reports second quarter results

TORONTO, Jul 21, 2005 (Canada NewsWire via COMTEX) -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and six months ended June 30, 2005. All amounts are in Canadian dollars unless otherwise indicated.

"While improving, the Canadian lodging industry's recovery has been more gradual than previously anticipated. Second quarter performance varied across the country with some markets such as Calgary and Ottawa realizing year-over- year growth," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "City-centre hotels in Toronto, Montreal and Vancouver experienced a competitive group environment. Our Fairmont managed portfolio was most impacted by this trend given its greater relative presence in these key markets as compared to our Delta managed portfolio. This year's group booking pattern is weighted to the second half of the year."

"Overall, our portfolio benefited from continued strength in the transient corporate segment and modest improvement within the leisure segments. Our two U.S. hotels continue to deliver exceptional growth with revenue per available room ("RevPAR") increasing 18% when measured in US dollars," continued Labatte.

Second Quarter Summary

- Second quarter RevPAR increased modestly, up 0.4%, as a result of marginal improvements in both average daily rate ("ADR") and occupancy. Our Delta managed portfolio grew RevPAR 3.3% compared to a 0.6% RevPAR decline at our Fairmont managed portfolio.
- Total revenues were relatively unchanged at $208.0 million compared to $207.7 million in the prior period. Growth from our Delta managed portfolio buoyed overall revenues for the quarter.
- Similarly, hotel EBITDA(1) results varied by brand portfolio. Overall, hotel EBITDA decreased to $48.5 million in the quarter compared to $51.2 million in the prior period.
- Legacy reported net income of $4.6 million ($0.05 per unit) compared to $7.8 million ($0.08 per unit) in 2004.
- For the quarter, distributable income(1) was $16.4 million ($0.16 per unit) compared to $20.6 million ($0.19 per unit) in the prior period.
- Legacy generated diluted funds from operations(1) ("FFO") of $0.23 per unit compared to $0.26 per unit for the same period last year.

"We are continuing to employ aggressive hotel operating and asset management efforts, in conjunction with our brands and hotel management teams, to maximize performance throughout our portfolio," said Labatte. "In addition, we remain focused on pursuing alternative ways of unlocking value from our assets."

Legacy will host a conference call this afternoon July 21, 2005 at 2:30 p.m. Eastern Time to discuss these results. Please dial 416-405-9328 or 1-800-387-6216 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on July 21, 2005 through to July 28, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3156449.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy has published a Supplemental Information Package for the three and six months ended June 30, 2005, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting - Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

Management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found under 'Non-GAAP Financial Measures'.

Additional information relating to the Trust can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward- looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, which can be found on SEDAR, for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

For 2005, industry expectations by Pannell Kerr Forster Consulting Inc. ("PKF") are that RevPAR for the Canadian lodging industry will increase by approximately 4% driven by rate growth and continued improvements in occupancy. The full-service segment is forecasted to lead overall RevPAR growth in the industry, growing at an estimated 5%.

According to PKF, year-to-date to the end of May, the overall Canadian lodging industry and the full-service segment have each realized year-over- year growth exceeding 4%. Not all markets across Canada are performing at the same level with the larger city-centre markets such as downtown Toronto, Montreal and Vancouver each showing year-over-year declines. Approximately 40% of Legacy's room inventory is located in these three downtown city-centre markets.

The U.S. lodging industry is benefiting from much stronger growth trends, which should drive performance at our two U.S. properties. For 2005, current industry expectations are that U.S. RevPAR growth will approximate 8%. The luxury segment is forecasted to lead this RevPAR growth, growing at an estimated 11%.

The U.S. industry's year-to-date performance to the end of May 2005 is in line with this annual outlook with the industry as a whole up about 8% and the luxury segment showing growth of 11%. The Seattle and Washington, D.C. markets have each exceeded the overall industry average to date in 2005.

Results of Operations

<<

FINANCIAL HIGHLIGHTS (unaudited)

In millions, except per	Three months ended June 30	Six months ended June 30

unit amounts	2005	2004	2005	2004
Revenues	$ 208.0	$ 207.7	$ 351.9	$ 357.8
Hotel EBITDA	48.5	51.2	52.4	62.3
Net income (loss)	4.6	7.8	(26.8)	(17.5)
Distributable income (loss)	16.4	20.6	(8.0)	4.6
Funds from operations	23.7	26.6	3.9	14.4
Diluted net income (loss) per unit	$ 0.05	$ 0.08	$ (0.31)	$ (0.20)
Diluted distributable income (loss) per unit	0.16	0.19	(0.08)	0.04
Diluted funds from operations ("FFO") per unit	0.23	0.26	0.04	0.14
Distributions declared per unit	0.08	0.08	0.16	0.08

COMPARABLE OPERATING STATISTICS(1) (unaudited)

	Three months ended June 30			Six months ended June 30		
	2005	2004	Variance	2005	2004	Variance
Revenue per available room ("RevPAR")	$129.66	$129.16	0.4%	$107.88	$108.76	(0.8%)
Average daily rate ("ADR")	$178.09	$178.07	0.0%	$167.02	$164.90	1.3%
Occupancy	72.8%	72.5%	0.3 pts	64.6%	66.0%	(1.4 pts)
RevPAR - Fairmont						
British Columbia	$148.87	$158.93	(6.3%)	$114.80	$123.06	(6.7%)
Alberta, Saskatchewan and Manitoba	121.89	119.08	2.4%	106.34	105.37	0.9%
Ontario and Quebec	136.68	139.19	(1.8%)	113.30	116.04	(2.4%)
United States (in Cdn$)	214.24	197.64	8.4%	181.29	171.93	5.4%
Total	$146.10	$146.95	(0.6%)	$120.66	$122.45	(1.5%)
RevPAR - Delta						
Alberta, Saskatchewan and Manitoba	$ 85.70	$ 82.76	3.6%	$ 81.10	$ 77.39	4.8%
Ontario and Quebec	103.01	99.05	4.0%	86.16	85.99	0.2%
Atlantic Canada	99.01	97.01	2.1%	79.10	79.48	(0.5%)
Total	$ 97.54	$ 94.38	3.3%	$ 82.91	$ 82.01	1.1%

THREE MONTHS ENDED JUNE 30, 2005

Revenues

Second quarter revenues were relatively unchanged at $208.0 million (2004 - $207.7 million). Modest growth in occupancy

contributed to year-over-year improvements in rooms and food and beverage revenues during the quarter. This growth was somewhat offset by a $1.0 million decline in other income resulting primarily from meeting room rental income declines.

Performance by market varied across the country. Some markets such as Calgary and Ottawa benefited from good year-over-year ADR growth. Larger city- centre markets such as Toronto, Montreal and Vancouver were impacted by a competitive group environment. Our Fairmont managed portfolio was most impacted by the group trends given its greater relative presence in these key markets as compared to our Delta managed portfolio. This year's group booking pattern is weighted to the second half of the year. Overall, our Canadian portfolio benefited from continued strength in the transient corporate segment buoyed by positive economic indicators. Transient leisure and tour revenues showed modest year-over-year growth driven by overall rate increases. Domestic and international leisure demand has shown growth whereas overall U.S. travel demand to Canada has been weaker than expected.

Our two U.S. hotels continue to outperform the Canadian portfolio, delivering strong year-over-year growth. These results were partially offset by the Canadian dollar's approximate 8% appreciation in the second quarter of 2005 as compared to 2004. Assuming a constant exchange rate from the prior period, Canadian equivalent revenues would have been approximately $1.5 million higher than reported.

Overall, second quarter RevPAR grew 0.4% as a result of modest occupancy growth of 0.3 points.

At the Fairmont managed properties, modest occupancy declines and essentially flat ADR contributed to a 0.6% RevPAR decrease to $146.10 (2004 - $146.95). Second quarter RevPAR benefited from strength at our U.S. properties. In U.S. dollars, RevPAR at our U.S. hotels increased approximately 18% during the quarter. Softness in Toronto, Montreal and the British Columbia region offset RevPAR growth throughout the balance of the Fairmont managed markets.

At the Delta managed properties, RevPAR improved 3.3% to $97.54 (2004 - $94.38) driven by a 2.0 point increase in occupancy and 1.2% ADR growth.

Operating Expenses

Operating expenses increased 2.2% to $137.3 million (2004 - $134.3 million) primarily resulting from increases in wages and benefits as compared to the prior period. Our second quarter gross operating profit declined to $70.7 million (2004 - $73.4 million). Gross operating margin, defined as gross operating profit as a percentage of revenues was 34.0% (2004 - 35.3%). Margins growth from our Delta managed portfolio was offset by performance from our Fairmont managed portfolio. The RevPAR shortfall at our Fairmont managed portfolio impacted margins given these hotels' fixed cost structures.

Hotel management fees, both base and incentive, represented approximately 3.2% of revenues during the quarter (2004 - 3.2%). This percentage is relatively unchanged since few properties are incurring incentive fees at current operating levels.

With no meaningful changes within our portfolio, property taxes, rent and insurance were relatively unchanged at $15.6 million (2004 - $15.6 million).

During the quarter, we successfully settled a new labour agreement with employees at Fairmont Château Laurier. Tentative labour agreements have recently been reached at Fairmont The Queen Elizabeth and Delta Centre-Ville pending employee approval. Negotiations are underway in Toronto and in Vancouver with an additional three labour contracts scheduled to expire in 2005. Although it is not possible to predict the outcome of negotiations, management is hopeful that satisfactory settlements can be reached.

Hotel EBITDA

The lower gross operating profit led to a second quarter hotel EBITDA decline to $48.5 million (2004 - $51.2 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, was 23.3% (2004 - 24.7%). Annual hotel EBITDA margins are expected to be flat to up modestly as we focus on both increasing revenues and managing costs throughout the portfolio. Overall margins remain below historical levels.

Other Items

Amortization

Amortization expense was relatively unchanged at $19.0 million for the second quarter (2004 - $18.7 million) due to regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the past year.

Trust Expenses

Trust expenses of $4.0 million (2004 - $3.6 million) reflect added administrative costs for the Trust.

Interest Expense, Net

Net interest expense was relatively unchanged at $20.7 million (2004 - $20.8 million). Lower average debt balances in 2005 compared to 2004 were somewhat offset by higher average interest rates as floating rate bank debt was replaced with long-term fixed-rate mortgages. Interest expense includes $2.9 million (2004 - $2.9 million) relating to the convertible debentures interest and $0.3 million (2004 - $0.3 million) in amortization of convertible debenture issuance costs and accretion of the face amount. (See Note 2 of the interim financial statements for changes in accounting policy) Interest expense also includes amortization of debt issuance costs of $1.1 million (2004 - $1.1 million).

Income Tax Expense (Recovery)

Current income tax represents large corporation taxes payable by certain subsidiary companies. The future tax recovery of $0.7 million (2004 - $1.2 million) is primarily generated by U.S. subsidiary corporations that accumulate tax losses during the initial periods after acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Net Income

Net income for the second quarter was $4.6 million or $0.05 per diluted unit (2004 - $7.8 million or $0.08 per diluted unit). Lower hotel EBITDA led to the majority of this decline. Non-controlling interest was $0.8 million (2004 - $1.3 million) resulting from Legacy's lower net income.

Distributable Income

Second quarter distributable income was $16.4 million or $0.16 per diluted unit (2004 - $20.6 million or $0.19 per diluted unit). Distributable income was impacted by the lower net income during the period as well as a reduction of $1.5 million in cash receipts on management contracts. The cash receipts have been structured on a declining annual scale and will be fully received by the end of the current fiscal year.

SIX MONTHS ENDED JUNE 30, 2005

Revenues

For the six months ended June 30, 2005, revenues declined 1.6% to $351.9 million (2004 - $357.8 million). Lower occupancies during the first quarter resulted in the overall year-to-date decline. Softer year-over-year performance in major destinations, notably Toronto, Montreal and British Columbia, led to year-to-date decreases in revenues. Our Fairmont managed portfolio was most impacted by these trends given its greater relative presence in these destinations as compared to our Delta managed portfolio.

When measured in local currency, our two U.S. hotels each experienced revenue growth driven by strong ADR improvement. These results were partially offset by the Canadian dollar's approximate 8% appreciation for the six months ended June 30, 2005 as compared to the prior period. Assuming a constant exchange rate from the prior period, Canadian equivalent revenues would have been approximately $3.0 million higher than reported.

Overall, year-to-date RevPAR declined 0.8%. ADR growth of 1.3% was offset by overall occupancy declines in the first quarter.

At the Fairmont managed properties, ADR growth of 1.8% was offset by a 2.1 point decline in occupancy. RevPAR declines in our Canadian portfolio offset RevPAR strength at our U.S. properties. As a result, RevPAR for the six months ended June 30, 2005 decreased to $107.88 (2004 - $108.76).

The Delta managed properties benefited from a 1.1% RevPAR improvement to $82.91 (2004 - $82.01) driven by modest growth in ADR and relatively flat occupancy.

Operating Expenses

For the six months ended June 30, 2005, operating expenses increased 1.6% to $257.9 million (2004 - $253.9 million) primarily resulting from increases in wages and benefits as compared to the prior period. Gross operating profit for the period declined to

$94.0 million (2004 - $103.9 million). Gross operating margin was 26.7% (2004 - 29.0%).

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the year-to- date period (2004 - 3.1%). This percentage is relatively unchanged since few properties are incurring incentive fees at current operating levels.

With no meaningful changes within our portfolio, property taxes, rent and insurance were relatively unchanged at $30.7 million (2004 - $30.6 million).

Hotel EBITDA

The lower gross operating profit led to a year-to-date hotel EBITDA decline to $52.4 million (2004 - $62.3 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, was 14.9% (2004 - 17.4%). Annual hotel EBITDA margins are expected to be flat to up modestly as we focus on both increasing revenues and managing costs throughout the portfolio. Overall margins remain below historical levels.

Other Items

Amortization

For the six months ended June 30, 2005, amortization expense was relatively unchanged at $37.9 million (2004 - $37.6 million) due to regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the past year.

Trust Expenses

Trust expenses of $7.2 million (2004 - $6.4 million) reflect added administrative costs for the Trust.

Interest Expense, Net

Net interest expense was relatively unchanged at $41.1 million (2004 - $41.2 million). Lower average debt balances in 2005 compared to 2004 were somewhat offset by higher average interest rates as floating rate bank debt was replaced with long-term fixed-rate mortgages.

Income Tax Expense (Recovery)

Current income tax represents large corporation taxes payable by certain subsidiary companies. The year-to-date future tax recovery of $2.8 million (2004 - $2.8 million) is primarily generated by U.S. subsidiary corporations that accumulate tax losses during the initial period after acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Net Loss

Net loss for the six months ended June 30, 2005 was $26.8 million or a net loss of $0.31 per diluted unit (2004 - net loss of $17.5 million or net loss of $0.20 per diluted unit). Lower hotel EBITDA led to the majority of this decline.

Distributable Income (Loss)

Year-to-date distributable loss was $8.0 million or distributable loss of $0.08 per unit (2004 - distributable income of $4.6 million or $0.04 per unit). Distributable income was impacted by the lower net income during the period as well as a reduction of $2.9 million in cash receipts on management contracts. The cash receipts have been structured on a declining annual scale and will be fully received by the end of the current fiscal year.

In millions, except per unit amounts	2005		2004				2003	
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenues and Earnings								

Total revenues	$208.0	$144.0	$186.9	$209.3	$207.7	$150.2	$178.9	$189.0
Hotel EBITDA	48.5	3.9	33.2	56.0	51.2	11.1	26.8	48.2
Net income (loss)	4.6	(31.4)	(7.3)	11.8	7.8	(25.3)	(10.7)	12.2
Distributable income (loss)	16.4	(24.4)	1.3	23.7	20.6	(15.9)	(11.7)	18.9
Funds from operations ("FFO")	23.7	(19.5)	8.1	30.6	26.6	(12.2)	(7.6)	24.9
Per Unit Results								
Diluted net income (loss)	0.05	(0.35)	(0.08)	0.13	0.08	(0.28)	(0.12)	0.14
Diluted distributable income (loss)	0.16	(0.23)	0.01	0.23	0.19	(0.15)	(0.11)	0.18
Diluted FFO	0.23	(0.19)	0.08	0.28	0.26	(0.12)	(0.07)	0.23
Distributions declared	0.08	0.08	0.08	0.08	0.08	-	-	-

Due to the seasonal nature of our operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

Liquidity and Capital Resources

Cash and cash equivalents on hand at June 30, 2005 totalled $9.1 million compared to $35.2 million at December 31, 2004. Total liquidity including undrawn bank lines at June 30, 2005 approximated $70 million, down about $39 million from December 31, 2004.

Legacy's primary contractual obligations consisted of long-term mortgage obligations, approximately 12% of which are at floating rates of interest. Management intends to refinance these mortgage obligations as they mature.

Operating leases consist primarily of rental commitments with respect to our leasehold interests in the Delta Calgary Airport, the Delta Halifax, the Delta Barrington, the Delta Beauséjour, the Delta Ottawa Hotel & Suites and The Fairmont Olympic Hotel, Seattle. Other obligations consist of contractual commitments in respect of certain capital projects.

(in millions of dollars)	Payments Due by Period				
Contractual Obligations	Total	less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 885.1	$ 7.8	$ 213.4	$ 244.3	$ 419.6
Operating leases	38.3	5.0	21.2	5.5	6.6
Other long-term obligations	5.4	5.4	-	-	-
Total	$ 928.8	$ 18.2	$ 234.6	$ 249.8	$ 426.2

Operating Activities

For the three months ended June 30, 2005, cash generated by operating activities totalled $1.9 million (2004 - $10.5 million). The lower net income combined with increased working capital usage resulted in the decline over the prior period. Similarly, cash used by operating activities for the six months ended June 30, 2005, was $7.5 million (2004 - cash generated of $10.9 million).

Investing Activities

Capital expenditures during the second quarter totalled $8.2 million (2004 - $5.2 million). For the six months ended June 30, 2005, capital expenditures totalled $15.5 million (2004 - $10.1 million). Management currently estimates investing approximately $40-45 million in capital in 2005.

Investing activities also include the funding of capital expenditure reserves pursuant to certain mortgage agreements. This restricted cash will be used to fund capital expenditures in future periods.

In the prior year-to-date period, a deposit was made under the terms of an existing mortgage. This deposit was recovered in the fourth quarter of 2004 following the refinancing of The Fairmont Olympic Hotel, Seattle.

Financing Activities

Approximately $15.0 million was drawn on Legacy's bank line to fund working capital needs during the second quarter.

Financing activities also included the payment of Legacy's first quarter distribution of $0.08 per unit. Legacy did not declare a first quarter distribution in 2004. A second quarter distribution of $0.08 per unit was declared in June 2005 and will be paid in the third quarter of 2005.

Mortgage principal payments totalled $3.8 million during the quarter (2004 - $3.5 million). Year-to-date payments totalled $7.3 million (2004 - $6.6 million). The current portion of long-term debt in the amount of $15.8 million is comprised of scheduled mortgage principal amortization.

The prior year-to-date period included the completion of a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. A portion of these proceeds was used to pay down related party loans outstanding to Fairmont Hotels & Resorts Inc. and the balance was used to repay bank loans in the second quarter of 2004.

Management believes that Legacy has sufficient capacity to finance all of our planned operating activities, capital expenditures and distributions.

Unit Information

In millions	June 30, 2005	December 31, 2004
Units outstanding	89.4	89.4
Exchangeable shares	14.7	14.7
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	17.1	17.1
Options outstanding (weighted average strike price $9.30)	4.6	4.7

Non-GAAP Financial Measures

Included in this MD&A are certain non-GAAP financial measures, which are measures of our historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) hotel EBITDA, (ii) distributable income, (iii) funds from operations ("FFO") and, (iv) comparable hotel operating statistics. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations before undernoted items'.

Hotel EBITDA is a commonly used measure of performance in the industry, which, when considered with GAAP measures, gives us a more complete understanding of our ability to service debt, fund capital expenditures and pay cash distributions. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps us, our lenders and our investors to evaluate the ongoing operating profitability of Legacy's properties. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Hotel EBITDA	$ 48.5	$ 51.2	$ 52.4	$ 62.3
Deduct (add):				
Amortization of property and equipment	19.0	18.7	37.9	37.6
Trust expenses	4.0	3.6	7.2	6.4
Interest expense, net	20.7	20.8	41.1	41.2
Income tax expense (recovery), net	(0.6)	(1.0)	(2.6)	(2.5)
Net income (loss) before non-controlling interest	$ 5.4	$ 9.1	$ (31.2)	$ (20.4)
Non-controlling interest	0.8	1.3	(4.4)	(2.9)
Net income (loss)	$ 4.6	$ 7.8	$ (26.8)	$ (17.5)

Distributable Income (Loss)

Reported distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont Hotels Inc., together with its wholly- owned subsidiaries, and Delta Hotels Limited and more closely reflect the capital needs of the Trust. The cash receipt on management contracts is taxable and is therefore included in the calculation of distributable income (loss). For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income (loss) under the Declaration of Trust, as distinct from reported distributable income (loss), may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income (loss) per unit for the period is based on the average of the number of units and exchangeable shares outstanding on each distribution date during the period. This provides a better reflection of the income (loss) distributable to unitholders at each distribution date than an average over every day in the period.

Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Net income (loss)	$ 4.6	$ 7.8	$ (26.8)	$ (17.5)
Add (deduct):				
Non-controlling interest	0.8	1.3	(4.4)	(2.9)
Amortization of property and equipment	19.0	18.7	37.9	37.6
Income tax expense (recovery), net	(0.6)	(1.0)	(2.6)	(2.5)
Cash receipt on management contract, net	1.1	2.6	2.2	5.1

Accretion of convertible debenture issuance cost	0.3	0.3	0.7	0.7
Capital replacement reserve	(8.8)	(9.1)	(15.0)	(15.9)
Distributable income (loss)	$ 16.4	$ 20.6	$ (8.0)	$ 4.6
Average units outstanding on distribution record dates (millions)	89.4	89.4	89.4	89.4
Average exchangeable shares outstanding on distribution record dates (millions)	14.7	14.7	14.7	14.7
Basic units outstanding (millions)	104.1	104.1	104.1	104.1
Dilutive effect of convertible debentures (millions)	-	17.1	-	-
Dilutive effect of unit options (millions)	-	-	-	-
Diluted units outstanding (millions)	104.1	121.2	104.1	104.1
Diluted distributable income (loss) per unit	$ 0.16	$ 0.19	$ (0.08)	$ 0.04
Distributions declared per unit	$ 0.08	$ 0.08	$ 0.16	$ 0.08

For the three months ended June 30, 2005 and the six months ended June 30, 2005 and 2004, debentures convertible into 17.1 million units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

Funds from Operations ("FFO")

The Real Property Association of Canada ("RealPac", formerly the Canadian Institute of Public and Private Real Estate Companies), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted for entities and non-controlling interests. We present FFO per unit calculated as FFO divided by the weighted- average number of fully diluted units and exchangeable shares outstanding during the period.

We believe that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, we believe that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by RealPac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, RealPac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Net income (loss)	$ 4.6	$ 7.8	$ (26.8)	$ (17.5)
Add (deduct):				
Non-controlling interest	0.8	1.3	(4.4)	(2.9)
Amortization of property & equipment	19.0	18.7	37.9	37.6
Future income tax expense				

(recovery)	(0.7)	(1.2)	(2.8)	(2.8)
FFO	$ 23.7	$ 26.6	$ 3.9	$ 14.4
Diluted FFO per unit	$ 0.23	$ 0.26	$ 0.04	$ 0.14

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. We present these operating statistics on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-over-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in RevPAR are due to growth or decline of operations at comparable hotels or from other factors such as the effect of acquisitions or dispositions.

For the periods presented, all 24 of Legacy's properties have been included in the calculation of comparable hotel operating statistics.

Changes in Accounting Policies

Effective January 1, 2005, Legacy adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its classification requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion. As a result of these new guidelines, convertible debentures previously presented as equity on Legacy's balance sheet have been reclassified as debt. Correspondingly, interest paid on the convertible debentures, the amortization of issuance costs and the accretion of unitholder conversion rights are presented on Legacy's consolidated statements of operations as opposed to their previous presentation on the consolidated statements of deficit.

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	June 30, 2005 (Unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 9.1	$ 35.2
Accounts receivable	57.0	40.5
Inventory	6.3	7.1
Prepaid expenses	19.7	5.8
	92.1	88.6
Property and equipment	1,763.1	1,780.4
Goodwill	35.4	35.4
Other assets (note 3)	21.4	21.1
Future income taxes	14.5	11.7
	$ 1,926.5	$ 1,937.2

LIABILITIES

Current liabilities		
Bank loans (note 4)	$ 15.0	$ -
Accounts payable and accrued liabilities	87.2	71.4
Accrued distributions and dividends	8.0	-
Current portion of long-term debt	15.8	15.1
Other	0.1	0.1
	126.1	86.6
Convertible debentures (note 2)	149.5	149.4
Long-term debt	869.3	875.2
Future income taxes	34.3	34.5
Other liabilities	26.9	26.1
Non-controlling interest	103.9	110.7
Unitholders' equity	616.5	654.7
	$ 1,926.5	$ 1,937.2

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenues				
Room	$ 126.7	$ 126.2	$ 209.7	$ 212.5
Food and beverage	70.1	69.3	121.7	122.9
Other	11.2	12.2	20.5	22.4
	208.0	207.7	351.9	357.8
Operating expenses	137.3	134.3	257.9	253.9
Gross operating profit	70.7	73.4	94.0	103.9
Hotel management fees	6.6	6.6	10.9	11.0
Property taxes, rent and insurance	15.6	15.6	30.7	30.6
Operating income from hotel operations before undernoted items	48.5	51.2	52.4	62.3
Other expenses				
Amortization of property and equipment	19.0	18.7	37.9	37.6
Trust expenses	4.0	3.6	7.2	6.4

	23.0	22.3	45.1	44.0
Income before interest expense and income tax expense (recovery) and non-controlling interest	25.5	28.9	7.3	18.3
Interest expense, net (note 5)	20.7	20.8	41.1	41.2
Income (loss) before income tax expense (recovery) and non-controlling interest	4.8	8.1	(33.8)	(22.9)
Income tax expense (recovery)				
Current	0.1	0.2	0.2	0.3
Future	(0.7)	(1.2)	(2.8)	(2.8)
	(0.6)	(1.0)	(2.6)	(2.5)
Net income (loss) before non-controlling interest	5.4	9.1	(31.2)	(20.4)
Non-controlling interest	0.8	1.3	(4.4)	(2.9)
Net income (loss) for the period	$ 4.6	$ 7.8	$ (26.8)	$ (17.5)
Basic net income (loss) per unit (note 8)	$ 0.05	$ 0.09	$ (0.30)	$ (0.20)
Diluted net income (loss) per unit (note 8)	$ 0.05	$ 0.08	$ (0.31)	$ (0.20)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (millions)	Cumulative Capital	Cumulative Net Income	Cumulative Distributions
Unitholders' equity, January 1, 2005	89.4	$ 795.7	$ 213.0	$ (314.9)
Net income (loss) for the period			(26.8)	

Distributions paid				(7.2)
Distributions payable				(7.2)
Unit options exercised	-	0.1		
Change in foreign currency translation adjustment				
Unitholders' equity, June 30, 2005	89.4	$ 795.8	$ 186.2	$ (329.3)
Unitholders' equity, January 1, 2004	89.4	$ 795.7	$ 225.9	$ (293.5)
Net income (loss) for the period			(17.5)	
Distributions paid				-
Distributions payable				(7.1)
Unit options exercised				
Change in accounting policy for unit-based compensation				
Change in foreign currency translation adjustment				
Unitholders' equity, June 30, 2004	89.4	$ 795.7	$ 208.4	$ (300.6)
Unitholders' equity, April 1, 2005	89.4	$ 795.8	$ 181.6	$ (322.1)
Net income (loss) for the period			4.6	
Distributions paid				(7.2)
Distributions payable				-
Unit options exercised	-	-		
Change in foreign currency translation adjustment				
Unitholders' equity, June 30, 2005	89.4	$ 795.8	$ 186.2	$ (329.3)
Unitholders' equity, April 1, 2004	89.4	$ 795.7	$ 200.6	$ (293.5)
Net income (loss) for the period			7.8	
Distributions paid				-

Distributions payable				(7.1)
Unit options exercised				
Change in accounting policy for unit-based compensation				
Change in foreign currency translation adjustment				
Unitholders' equity, June 30, 2004	89.4	$ 795.7	$ 208.4	$ (300.6)

	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures (note 2)	Cumulative Foreign Currency Translation Adjustment	Total
Unitholders' equity, January 1, 2005	$ 0.3	$ 1.5	$ (40.9)	$ 654.7
Net income (loss) for the period				(26.8)
Distributions paid				(7.2)
Distributions payable				(7.2)
Unit options exercised				0.1
Change in foreign currency translation adjustment			2.9	2.9
Unitholders' equity, June 30, 2005	$ 0.3	$ 1.5	$ (38.0)	$ 616.5

Unitholders' equity, January 1, 2004	$ -	$ 1.5	$ (27.7)	$ 701.9
Net income (loss) for the period				(17.5)
Distributions paid				-
Distributions payable				(7.1)
Unit options exercised				-
Change in accounting policy for unit-based compensation	0.3			0.3
Change in foreign currency translation adjustment			7.3	7.3
Unitholders' equity, June 30, 2004	$ 0.3	$ 1.5	$ (20.4)	$ 684.9

Unitholders' equity, April 1, 2005	$	0.3	$	1.5	$	(40.8)	$	616.3
Net income (loss) for the period								4.6
Distributions paid								(7.2)
Distributions payable								-
Unit options exercised								-
Change in foreign currency translation adjustment						2.8		2.8
Unitholders' equity, June 30, 2005	$	0.3	$	1.5	$	(38.0)	$	616.5

Unitholders' equity, April 1, 2004	$	0.3	$	1.5	$	(26.3)	$	678.3
Net income (loss) for the period								7.8
Distributions paid								-
Distributions payable								(7.1)
Unit options exercised								-
Change in accounting policy for unit-based compensation		-						-
Change in foreign currency translation adjustment						5.9		5.9
Unitholders' equity, June 30, 2004	$	0.3	$	1.5	$	(20.4)	$	684.9

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended June 30,				Six months ended June 30,			
	2005		2004		2005		2004	
Cash provided by (used in):								
OPERATING ACTIVITIES								
Net income (loss) for the period	$	4.6	$	7.8	$	(26.8)	$	(17.5)
Items not affecting cash								
Amortization of								

property and equipment	19.0	18.7	37.9	37.6
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	0.3	0.3	0.7	0.7
Non-controlling interest	0.8	1.3	(4.4)	(2.9)
Future income taxes	(0.7)	(1.2)	(2.8)	(2.8)
Other	1.1	0.5	2.1	1.6
Changes in non-cash working capital (note 6)	(23.2)	(17.0)	(14.1)	(5.8)
	1.9	10.4	(7.4)	10.9
INVESTING ACTIVITIES				
Additions to property and equipment	(8.2)	(5.2)	(15.5)	(10.1)
Other assets (note 3)	(2.5)	(1.9)	(3.2)	(17.7)
	(10.7)	(7.1)	(18.7)	(27.8)
FINANCING ACTIVITIES				
Distributions	(7.2)	-	(7.2)	-
Dividends on exchangeable shares	(0.8)	-	(0.8)	-
Net proceeds from equity units	-	-	0.1	-
Increase (decrease) in bank loans	15.0	(17.0)	15.0	-
Net repayment of loan from affiliate	-	-	-	(11.4)
Net proceeds from mortgages	-	-	-	40.0
Mortgage payments	(3.8)	(3.5)	(7.3)	(6.6)
Other	-	-	(0.1)	(0.1)
	3.2	(20.5)	(0.3)	21.9
Translation adjustments	0.4	0.3	0.3	1.0
Increase (decrease) in cash and cash equivalents balance during the period	(5.2)	(16.9)	(26.1)	6.0
Cash and cash equivalents balance - beginning of period	14.3	42.2	35.2	19.3
Cash and cash equivalents balance - end of period	$ 9.1	$ 25.3	$ 9.1	$ 25.3
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	0.5	0.3	1.0	0.6
Interest paid	22.2	22.4	37.6	37.8

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 24% interest in Legacy.

Results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below:

Liabilities and equity

Effective January 1, 2005, Legacy adopted The Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its classification requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion. As a result of these new guidelines, convertible debentures previously presented as equity on Legacy's balance sheet have now been reclassified as debt. Correspondingly, interest paid on the convertible debentures and the amortization of convertible debenture issuance costs and accretion of unitholder conversion rights are presented on Legacy's consolidated statements of operations as opposed to their previous presentation on the consolidated statement of deficit.

Although the convertible debentures can no longer be classified as equity in their entirety, the principal amount has been allocated between debt and equity elements and classified separately in the balance sheet. The debt element was calculated at the time of issuance by discounting the stream of future payments at the prevailing market rate at the time for a similar liability that did not have an associated conversion feature. $148.5 was recorded as long-term debt with the balance of $1.5 recorded as Unitholder Conversion Rights on Convertible Debentures in equity. The amount recorded as long-term debt will increase to the $150.0 face value of the debt over the five-year period following the issuance. Issuance costs of $5.3, net of $3.6 in amortization (December 31, 2004 - $2.5) have been reclassified to other assets to be consistent with the presentation of similar costs relating to other long-term debt.

3 Included in other assets is $3.1 of restricted cash relating to capital expenditure reserves pursuant to certain mortgage agreements.

4 Legacy has a secured $90.0 (December 31, 2004 - $90.0) revolving credit facility designed to provide financing for operations, acquisitions and other capital investments. The credit facility is secured by eight of Legacy's properties. As at June 30, 2005, there was $15.0 drawn on this facility (December 31, 2004 - $0.0). Letters of credit amounting to $6.5 (December 31, 2004 - $5.0) are outstanding at June 30, 2005 against this facility.

5 For the three and six months ended June 30, 2005, net interest expense includes $2.9 (2004 - $2.9) and $5.8 (2004 - $5.8), respectively, in interest expense relating to the convertible debentures and $0.3 (2004 - $0.3) and $0.7 (2004 - $0.7), respectively, in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. Also included in the net interest expense is $1.1 (2004 - $1.1) and $2.2 (2004 - $2.2), respectively, in amortization of financing costs relating to other long-term debt instruments.

6 Changes in non-cash working capital

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
(Increase)/decrease in accounts receivable	$ (20.1)	$ (11.4)	$ (16.5)	$ (9.5)
(Increase)/decrease in inventory	(0.5)	(0.1)	0.7	0.2
Increase in prepaid expenses	(10.1)	(11.5)	(13.9)	(15.8)
Increase in accounts payable and accrued liabilities	7.5	6.0	15.6	19.3
	$ (23.2)	$ (17.0)	$ (14.1)	$ (5.8)

7 At June 30, 2005, Legacy has a receivable from FHR of US$1.5 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86.6. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

8 Net income (loss) per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Net income (loss) available to unitholders	$ 4.6	$ 7.8	$ (26.8)	$ (17.5)
Non-controlling interest	0.8	1.3	(4.4)	(2.9)
Part VI.1 deduction credit adjustment for non-controlling interest	(0.3)	(0.3)	(0.7)	(0.3)
Part VI.1 tax, net of Part I tax deduction	-	-	-	-

Diluted net income (loss) available to unitholders	$ 5.1	$ 8.8	$ (31.9)	$ (20.7)
Basic weighted average number of units outstanding (millions)	89.4	89.4	89.4	89.4
Dilutive effect of convertible debentures (millions)	-	-	-	-
Weighted average number of exchangeable shares outstanding (millions)	14.7	14.7	14.7	14.7
Dilutive effect of unit options (millions)	-	-	-	-
Diluted weighted average number of units (millions)	104.1	104.1	104.1	104.1

For the three and six months ended June 30, 2005 and June 30, 2004, debentures convertible into 17.1 million units (2004 - 17.1 million) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

9 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

----

(1) See Non-GAAP Financial Measures for a reconciliation to generally accepted accounting principles.

>>

Chantal Nappert, Director, Investor Relations, Tel: (416) 860-6140, Email: investor@legacyhotels.ca, Website: www.legacyhotels.ca

File No. 82-34729

Legacy Hotels Real Estate Investment Trust Reports Per Unit Funds From Operations Correction

TORONTO, Jul 21, 2005 (Canada NewsWire via COMTEX) -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) would like to issue a correction notice following this morning's second quarter results announcement. Per unit diluted funds from operations for the second quarter ended June 30, 2005 is $0.22 compared to $0.24 in the prior period (as compared to $0.23 and $0.26, respectively, as reported previously this morning).

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Chantal Nappert, Director, Investor Relations,
Tel: 1-866-627-0641,
Email: investor@legacyhotels.ca,
Website: www.legacyhotels.ca